                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                         Initial Filing

                     Union Electric Company
---------------------------------------------------------------
                        (Name of Issuer)


                        Preferred Stock
---------------------------------------------------------------
                (Title of Class of Securities)


                          906548821
---------------------------------------------------------------
                         CUSIP Number

    Check the following box if a fee is
    being paid with this statement.      / /


CUSIP NO.         906548821

1)  Names of Reporting Persons                    Mercantile Bancorporation Inc.
     S.S. or I.R.S. Identifica-                                       43-0951744
     tion Nos. of above Persons

2)  Check the appropriate Box if a member of a group               (a)
                                                                   (b)

3) SEC Use Only


4)  Citizenship or Place of Organization                            Missouri


                  (5) Sole Voting Power                               1,000
Number Of
Shares
Beneficially      (6) Shared Voting Power                                 0
Owned by
Each
Reporting         (7) Sole Dispositive Power                              0
Person
With
                  (8) Shared Dispositive Power                            0


9)  Aggregate Amount Beneficially Owned by Each Reporting Person      1,000

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11) Percent of Class Represented by Amount in Row 9                     5.0%


12) Type of Reporting Person                                            H.C.

Item 1(a)   Name of Issuer:
                  Union Electric Company


Item 1(b)   Address of Issuer's Principal Executive Offices:
                  1901 Chouteau Ave.
                  St. Louis, MO 63103


Item 2(a)   Name of Person Filing:

                  Mercantile Bancorporation Inc.

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
                  #1 Mercantile Center
                  St. Louis, Missouri 63101


Item 2(c)   Citizenship
                  Missouri Corporation


Item 2(d)   Title of Class of Securities:
                  Union Electric Company, Preferred Stock, Par Value $4.75


Item 2(e)   CUSIP Number:
                  906548821


Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            (a) [ ] Broker or Dealer registered under Section 15 of the Act

            (b) [ ] Bank as defined in section 3(a)(6) of the Act

            (c) [ ] Insurance Company as defined in section 3(a) (19)
                    of the Act

            (d) [ ] Investment Company registered under section 8 of
                    the Investment Company Act

            (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

            (f) [ ] Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 or
                    Endowment Fund; see  240.13d-1(b)(1)(ii)(F)

            (g) [x] Parent Holding Company, in accordance with
                    240.13d-1(b)(ii)(G)

            (h) [ ] Group, in accordance with  240.13d-1(b)(1)(ii)(H)

Item 4.     Ownership.

            (a)Amount Beneficially Owned:
                                                                              1,000


            (b)Percent of Class:
                                                                                5.0%


            (c)Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote                   1,000
             (ii)  shared power to vote or to direct the vote                     0
            (iii)  sole power to dispose or to direct the disposition of          0
             (iv)  shared power to dispose or to direct the
                   disposition of                                                 0

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another
            Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            See Exhibit A

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


              2/12/97
---------------------------------------
Date

Mercantile Bancorporation Inc.



BY  /s/ Janie Greenwood Harris
---------------------------------------
    Signature



Janie Greenwood Harris, Senior Attorney
---------------------------------------
Name/Title

                 EXHIBIT A



Item 7.     Identification of Relevant Subsidiaries


                  Name                               Item 3 Classification
                  =========================================================

                  Mercantile Trust Company N.A.      Trust Company

                  Mercantile Bank                    Bank